[Letterhead of White & Case LLP]



November 27, 2009





BY EDGAR SUBMISSION AND FAX
---------------------------

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
(202) 551-3650 (Tel)
(202) 772-9369 (Fax)


Re:  Acergy S.A.
     Form 20-F for the Fiscal Year Ended November 30, 2008
     Filed April 21, 2009
     File No. 0-21742

Dear Mr. Schwall:

     This letter responds to your letter to Mr. Simon Crowe of Acergy S.A. (the "Company"), dated October 30, 2009 (the "Comment Letter"). The Comment Letter contained certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (the "2008 Form 20-F"). We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response.


1. You stated in your response letter to the staff dated April 12, 2007 that your joint venture, Seaway Heavy Lifting Ltd. ("SHL"), would "continue to seek opportunities to provide heavy lifting services globally, and it could contract for future work in Iran." As you know, Iran is identified by the U.S. Department of State as a state sponsor of terrorism,

Roger H. Schwall
Securities and Exchange Commission
Page 2


and is subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding any contacts with Iran. Please tell us whether SHL has had any contacts with Iran since the date of your referenced correspondence with the staff and, if so, describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, whether through subsidiaries, associates, joint ventures, or other direct or indirect arrangements since that date. Your response should describe any products, equipment, components, technology, or services you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

     The Company has advised us that since its previous response letter to the Staff, dated April 12, 2007, subsidiaries of the Company have had two immaterial contacts involving the government of Iran or entities controlled by that government, neither of which led to any contracts or revenues for the Company or its subsidiaries:

          o The first contact was a request from Statoil (a Norwegian energy company) in February 2008 for a budget proposal relating to pipelay services on South Pars 8, part of a large gas field in the Persian Gulf that was being developed by Statoil as operator under an agreement with its local partner Petropars and the National Iranian Oil Company ("NIOC"). Work related to South Pars 8 was initially to be performed exclusively by local Iranian companies, but due to time pressure Statoil was allowed to screen international contractors. A subsidiary of the Company responded to Statoil's request in March 2008 and again in May 2008, but was not awarded the work.

          o The second contact was in February 2008 when a subsidiary of the Company was approached by Kennedy Marr (a specialist offshore shipbroker based in London and Singapore) to consider a joint venture with Kito, an Iranian company 100% owned by the Iranian Offshore Engineering and Construction Company ("IOEC"), relating to a project in Venezuela for Petroleos de Venezuela, S.A. In April 2008, through Kennedy Marr, a subsidiary of the Company provided a budget proposal to IOEC for certain pipelay service subcontractor work in connection with the Venezuelan project. Following this initial budget proposal and certain additional contacts with Kennedy Marr and IOEC in the following months, a subsidiary of the Company learned that the work had been awarded to another contractor and then cancelled altogether.

     In addition, the Company has advised us that since its previous response letter to the Staff, dated April 12, 2007, the Company's joint venture, SHL, has had the following contact involving the government of Iran or entities controlled by that government:

          o During 2007 and 2008, SHL negotiated and executed a contract with IOEC related to the installation of offshore production platforms in the South Pars 9 and 10 oilfields. The installation services were performed entirely offshore during

Roger H. Schwall
Securities and Exchange Commission
Page 3

     the period between December 13, 2007 and January 3, 2008 (no onshore construction or transportation were performed). In connection with this project, SHL Engineering B.V. (a company that is part of the SHL joint venture and provides project-management, design and engineering services) provided assistance and engineering services to SHL. The total contract value was approximately $11.6 million. In addition, SHL Engineering B.V. has had low profile commercial contacts, including visits with potential clients and other promotional and monitoring activities, with offshore oil and gas operators in Iran during 2008 and 2009. The aim of these activities has been to monitor commercial developments and to be available for market opportunities in Iran in case international sanctions are reduced or lifted. Except with respect to the offshore services described above, none of the aforementioned activities has led to any contracts or agreements of any kind.

     The Company has also advised us that its Danish joint venture, NKT Flexibles I/S ("NKT Flexibles"), in which the Company holds a 49% ownership interest, has had the following contacts involving the government of Iran or entities controlled by that government:

          o During 2004 and 2005, NKT Flexibles sold flexible pipe systems to IOEC for installation in India under IOEC's main contract with Oil and Natural Gas Corporation Limited (the Indian national oil and gas company). The total value of the contract was approximately $5 million.

          o In 2004, NKT Flexibles sold end-fitting components and associated end-fitting mounting services to the United Arab Emirates registered company Techmar. The components and services were provided by NKT Flexibles acting as a subcontractor to Techmar in connection with the repair of damaged flexible pipe in service in Iran. The damaged pipe itself was not an NKT Flexibles product but had been previously supplied by a competitor. The total value of the contract was approximately $100,000.

          o In addition, NKT Flexibles has during the past eight to ten years had sporadic contact with entities believed to be controlled by the Iranian government relating to the potential delivery of flexible pipe systems for use in the extraction and production of hydrocarbons. These contacts have included project specific tendering communication with NIOC, IOEC and the Iranian Offshore Oil Company ("IOOC"), some of which were direct contacts and some of which were made indirectly through other contractors.

     Based on publicly available information, the Company believes that NIOC, IOEC and IOOC are entities that are part of or controlled by the Iranian government. However, the Company believes that the aforementioned past contacts with these entities are immaterial and, in the aggregate, do not constitute a material investment risk to its security holders. The Company's determination that its past contacts involving the government of Iran or entities

Roger H. Schwall
Securities and Exchange Commission
Page 4




controlled by that government are immaterial took into account its belief that the operations are immaterial both quantitatively and qualitatively.

     The Company and its subsidiaries have not directly derived any gross revenue from services provided to the Iranian government or entities controlled by that government since its previous response letter to the Staff, dated April 12, 2007. Gross revenue received by the Company's joint venture, SHL, totaled approximately $11.6 million in fiscal year 2008, attributable to the contract described above. The Company's indirect share of such revenues was not more than approximately $5.8 million, representing less than 0.23% of the Company's consolidated net operating revenue from continuing operations in fiscal year 2008. Likewise, gross revenue received by the Company's joint venture, NKT Flexibles, totaled approximately $100,000 in fiscal year 2004 and approximately $5 million in fiscal year 2005, attributable to the contracts described above. The Company's indirect share of such revenues was not more than approximately $49,000 in fiscal year 2004 and approximately $2.45 million in fiscal year 2005, representing less than 0.001% and 0.17% of the Company's consolidated net operating revenue from continuing operations in fiscal years 2004 and 2005, respectively. This represented a de minimis proportion of the Company's consolidated revenues from continuing operations in each of the fiscal years 2008, 2005 and 2004, respectively. Moreover, the Company and its subsidiaries have had no material assets in Iran, and no material liabilities with respect to contacts involving the government of Iran or entities controlled by that government, since the Company's previous response letter to the Staff, dated April 12, 2007. Additionally, none of the aforementioned contacts involved any U.S. entities, U.S. citizens/residents, U.S. products, U.S. software or U.S. technology. As a result, the Company believes that its business dealings involving the government of Iran or entities controlled by that government are not material.

     Other than as described above, to the Company's knowledge, the Company has no current, or anticipated contacts involving the government of Iran or entities controlled by that government, and had no other contacts with such entities since its previous response letter to the Staff, dated April 12, 2007, whether through its subsidiaries, associates, joint ventures or other direct or indirect arrangements.

     The Company has advised us that it could be that both SHL and NKT Flexibles, as well as other parts of the Acergy group, would seek opportunities for their services globally, and could contract for future work involving the government of Iran or entities controlled by that government.


2. You state on page 19 and elsewhere in the Form 20-F that you operate in Africa, and the Middle East, references generally understood to encompass Sudan and Syria. These countries, like Iran, are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that Form 20-F does not include disclosure regarding any contacts with these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, associates, joint ventures, or other direct

Roger H. Schwall
Securities and Exchange Commission
Page 5

or indirect arrangements. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Iran.

              The Company has advised us that while it continues to operate in many countries in Africa and the Middle East, to the Company's knowledge, it has no past, current or anticipated future contacts involving the government of Sudan or Syria or entities controlled by those governments, whether through its subsidiaries, associates, joint ventures or other direct or indirect arrangements.


3. It appears that you have omitted disclosure regarding compensation on an individual basis for the members of your corporate management team except for disclosure regarding the compensation of your chief executive officer. Please revise to include disclosure of compensation for your 2008 fiscal year for the other members of your corporate management team, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F. Such disclosure should include, without limitation, the information required by Item 6.B.1 regarding stock options granted to members of your management team.

              The Company has advised us that disclosure of compensation on an individual basis for the members of the Company's corporate management team is not required in Luxembourg, the Company's home country, and, except for disclosure regarding the compensation of the Company's chief executive officer, is not otherwise publicly disclosed by the Company. Based on this information, disclosure of such compensation on an individual basis is not required by Item 6.B.1 of Form 20-F.


4. We note that you filed an amended Form 20-F on April 23, 2009 to include the audit report of your independent registered public accounting firm that was inadvertently omitted from your initial Form 20-F filed on April 21, 2009. Please amend your filing to include the complete information under Item 18 to comply with Rule 12b-15 of the Exchange Act.

     On November 23, 2009, the Company amended its 2008 Form 20-F to include the complete information under Item 18 of Form 20-F.

Roger H. Schwall
Securities and Exchange Commission
Page 6

As required by the Staff's Comment Letter, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o the Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Greg Pryor (telephone: (212) 819-8389) or Marten Olsson (telephone:
(212) 819-8731) of White & Case LLP.

                                                     Sincerely,

                                                     /s/ White & Case LLP
                                                     White & Case LLP



cc:      Jenifer Gallagher, SEC
         Craig H. Arakawa, SEC

         Simon Crowe, Acergy S.A.
         Johan Rasmussen, Esq., Acergy S.A.